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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        China Mobile (Hong Kong) Limited
                 (Translation of registrant's name into English)

                                 60/F The Center
                             99 Queen's Road Central
                                Hong Kong, China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X             Form 40-F
                                -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes                        No   X
                                -----                     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________.)


================================================================================

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                                    EXHIBITS

Exhibit Number                                                              Page
--------------                                                              ----
1.1   Announcement, dated April 20, 2004

                           FORWARD-LOOKING STATEMENTS

     The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under "Item 3. Key Information - Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2002. These forward looking statements include, without limitation, statements relating to certain development trends in the mobile telecommunications market in China, the opportunities in the mobile telecommunications services and wireless data business, our market position and competitiveness, our business, operational and investment plans, development strategies and our ability to effectively implement these plans and strategies and achieve the intended goals such as optimizing network development and utilization, improving service quality, upgrading technology, controlling costs, and increasing productivity and operational efficiency, and other statements relating to our future performance. The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such Forward-Looking Statements.

     These Forward-Looking Statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the Forward-Looking Statements as a result of a number of factors, including, without limitation:

     . changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

     .  the effect of competition on the demand for and price of our services;

     . changes in mobile telecommunications and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

     . changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government's policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China's telecommunications market and China's economic growth.

     We do not intend to update these Forward-Looking Statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CHINA MOBILE (HONG KONG) LIMITED


Date:  April 21, 2004               By:  /s/ Wang Xiaochu
                                         -----------------
                                    Name:  Wang Xiaochu
                                    Title: Chairman and Chief Executive Officer

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 [Company Logo]

                        CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                           (Hong Kong Stock Code: 941)

                                  ANNOUNCEMENT

In accordance with the Company's disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the Board announces certain selected unaudited key performance indicators of the Group for the first quarter of 2004.

In accordance with the Company's disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces certain selected unaudited key performance indicators of the Group for the first quarter of 2004.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

                      For the period from 1 January
                                               2004      For the period from 1 January 2003
                                   to 31 March 2004                        to 31 March 2003   Increase

                      42.143 billion (equivalent to
Operating Revenue                     approximately           37.650 billion (equivalent to
(RMB)                            HK$39.758 billion)        approximately HK$35.519 billion)      11.9%

                      24.286 billion (equivalent to
EBITDA (RMB)                          approximately           22.395 billion (equivalent to
                                 HK$22.911 billion)        approximately HK$21.127 billion)       8.4%

EBITDA margin                                 57.6%                                   59.5%

                       9.389 billion (equivalent to
Net profit (RMB)                      approximately            8.975 billion (equivalent to
                                  HK$8.858 billion)         approximately HK$8.467 billion)       4.6%

Net Profit margin                             22.3%                                   23.8%

Operational Data

                                                As at 31 March  As at 31 December   As at 30 September
                                                  2004/For the       2003/For the         2003/For the
                                                   period from        period from          period from
                                             1 January 2004 to  1 October 2003 to       1 July 2003 to
                                                 31 March 2004   31 December 2003    30 September 2003
Number of Subscribers                           150.26 million     141.62 million       135.00 million

Net increase in subscribers for the               8.64 million       6.62 million         5.91 million
relevant reporting period

Average Revenue per User per Month (ARPU)
during the relevant reporting period
(RMB/User/Month)                                            97                100                  101

Total Usage for the relevant reporting          119.53 billion     113.07 billion        98.28 billion
period (Minutes)

Average Usage per User per Month (MOU)
during the relevant reporting period
(Minutes/User/Month)                                       275                270                  246

Average Revenue per Minute of Usage during               0.353              0.369                0.409
the relevant reporting period (RMB)

Number of Users of Mobile Data Services         110.68 million     100.64 million        91.78 million

Short Message Services Usage Volume for the       32.4 billion       27.7 billion         25.1 billion
relevant reporting period (Messages)

Network Capacity (Users)                           176 million        172 million          152 million

Network Utilization Rate                                 85.4%              82.3%                88.7%

Number of Employees                                     64,324             63,859               63,359

Labour Productivity (Subscribers/Employee)               2,336              2,218                2,131

During the first quarter of 2004, the Group continued to fully leverage its advantages of scale, integrated its brands and enhanced its customer service, rolled out marketing plans, such as tariff packages and point accumulation reward programs that suit the needs and consumption characteristics of different customer segments, and aggressively promoted voice usage volume, in order to enhance customer loyalty and increase business revenue, and to develop new businesses. Because the new adds market is characteristically comprised of low-usage, low ARPU users, the Group increased its efforts in promoting the "Shenzhouxing" sub-brand regional services with a view to better satisfying the needs of new users, further expanded the Company's user base, further consolidated the Company's position as the market leader and realize economies of scale. As at 31 March 2004, the Group's subscribers reached 150.26 million, representing a net increase of 8.64 million subscribers in three months from the subscriber base as at 31 December 2003. Total usage and operating revenue also recorded sustained and favourable growth as a result of the robust growth in subscriber base and the flexible and effective marketing plans that stimulated increased voice usage volume. During the period, the decline in average revenue per minute of usage has been relatively better controlled.

Owing to the rapid increase in subscriber base, which was primarily comprised of low-usage, low ARPU customers, including in particular the subscribers of the "Shenzhouxing" sub-brand, the Group's ARPU for the first quarter of 2004 continued to decline. However, these new subscribers, with their lower usage volume and correspondingly lower operating costs to the Group, have made a positive contribution to the growth of the Group's operating revenue and net profit. In the first quarter of 2004, the Group's Short Message Service continued to record rapid growth in usage volume, demonstrating the enormous development potential of the Group's mobile data businesses.

The Group's strong business growth, effective cost control and the further realization of economies of scale led to the continued favourable growth of operating revenue, EBITDA and net profit, which grew by 11.9%, 8.4% and 4.6%, respectively in the first quarter of 2004 when compared to the same period in 2003. EBITDA margin was 57.6% in the first quarter 2004. Although this is slightly lower than the figure of 58.2% recorded for the full financial year 2003, it showed marked improvement when compared to the figure of 55.8% for the fourth quarter of 2003. During this period, net profit margin was 22.3%, which was substantially the same as the figure of 22.4% recorded for the full financial year 2003.

In light of ever-increasing competitive pressures, the Group will continue to fully leverage its leading position in Mainland China's mobile telecommunications industry and its economies of scale. The Group will further integrate its brands, catering to different target customer segments, and aggressively develop mobile data and other new businesses. The Group will unswervingly pursue business and service innovation, focusing on its mobile telecommunications business. The Group will strive to consolidate its leading market position and maintain its sound fundamentals and sustainable development, with a view to generating greater value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group's unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.06 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By Order of the Board
China Mobile (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 20 April 2004